LINUX GOLD ANNOUNCES US$1.4 MILLION BUDGET RECOMMENDED BASED ON 2005 GRANITE MOUNTAIN GEOCHEMICAL SAMPLING RESULTS REPORT

For Immediate Release: October 26, 2005, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB). During August of 2005, Linux Gold Corp. conducted geologic mapping and geochemical sampling of its Granite Mountain properties in western Alaska. The Kiwalik claims are located on the Quartz Creek pluton at the headwaters of the Kiwalik River, five miles west of Granite Mountain, whereas the Peace claims are located three miles east of Granite Mountain on a small intrusive stock at the headwaters of the Peace River.

Four types of geochemical samples were collected from the Kiwalik and Peace claim blocks, including 153 soil samples, 93 rock samples, 45 stream sediment samples, and 31 pan concentrate samples. The results of this program indicate that on the Kiwalik claims, a mineralized trend, striking north with a length of over 11 kilometers, is spatially associated with the eastern contact of the Quartz Creek pluton (quartz monzonite) and the andesitic flows and volcaniclastic country rock. A similar trend was detected on the Peace claims, where mineralization was found within plutonic (syenite) bedrock over a strike length of 1.7 kilometers. On both properties the limits of the mineralized trends are not clearly defined and may be more extensive than currently known.

At the ground surface, the Quartz Creek mineral trend appears to be zoned and can be partitioned into base-metal deposits within the volcanic wallrock and precious- metal deposits within both intrusive and volcanic rocks. Highlights of soil and rock grab samples collected within the base-metal zones include 52.3 g/t silver, over 10,000 ppm lead, over 10,000 ppm zinc, 1,256 ppm copper, 704 ppm antimony and 83 ppb gold. Precious metal zones were sampled with a soil grid placed on veined, brecciated, and oxidized volcanic rock, as well as with grab samples of veined and intensely altered intrusive rock, resulting in concentrations of up to 0.26 g/t gold, 29.2 g/t silver, over 10,000 ppm arsenic and elevated levels of lead, copper, and antimony. Pan concentrates that were collected on the upper branches of the Kiwalik River show a marked enrichment of gold (up to 20.6 g/t in fire assay) where the streams erode mineralized intrusive bedrock.

The Peace claims were sampled similarly to the Kiwalik claims, but to less extent. This work indicates that the eastern branch of the headwaters of the Peace River is eroded into mineralized syenite and is anomalous in precious and base metals in a relatively narrow trend, striking northeast. Results include 4.3 g/t gold, 0.15% tungsten, and 230 ppm uranium in pan samples and concentrations of up to 0.20 g/t gold, 83.5 g/t silver, 0.12% molybdenum, 6,327 ppm copper, 1,232 ppm antimony and elevated lead, bismuth and tungsten in rock grab samples.

Detailed analysis of the geochemical data is ongoing, however, the results to date suggest that several types of polymetallic deposits may be found near the surface along the Quartz Creek mineral trend and that a large porphyry system may lie at depth. The relationship of the Peace River polymetallic deposit to the Quartz Creek mineral belt is not known, but may represent another phase or portion of a larger plutonic porphyry system. A US$1.4 million budget is recommended in 2006 to explore the igneous system at depth and to search for additional evidence of mineral deposits near the surface. This work should include:

1. A regional airborne geophysical survey to indicate rock contacts, structure and alteration, as well as for the presence of sulfide enrichment zones;
2. Additional geological mapping and geochemical sampling to explore the extensions of the known mineralized trends and to investigate unexplored areas;
3. Diamond drill holes to explore the rocks underlying significant geochemical and (anticipated) geophysical anomalies;
4. Structural, chemical, and geochronological studies to examine the relationship of the Kiwalik and Peace igneous rocks and mineral trends with the goal of expanding the potential mineral resource.

This report was prepared by Jeffrey O. Keener, project geologist for the Granite Mountain exploration program and reviewed and approved by Robert B. Murray, registered geologist with the state of Oregon. Robert Murray is currently completing a National Instrument 43-101 report on the Granite Mountain property.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

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